Exhibit 99.2
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                                 PRESS RELEASE


CORPORATE COMMUNICATIONS                                                  SANDOZ
CH-4002 BASEL/SCHWEIZ


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PRESS OFFICE                                                       Press release
OF THE SANDOZ COMPANIES
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TEL. 061 324 90 01
FAX  061 324 48 84


Sandoz proposes to acquire remaining interest in SyStemix


Basel, 23 May 1996 - Sandoz Ltd. today announced it had submitted a proposal to the board of SyStemix to acquire all outstanding shares of SyStemix not currently owned by Sandoz at USD 17 per share. The offered price represents a premium of 55% over Wednesday's closing price of USD 11 per share.

SyStemix, Inc., based in Palo Alto, California, is a biotechnology company with world leadership in creating innovative therapies for major disorders of the blood system based on the use of human hematopoietic stem cells (HSCs). Collaboration between the two companies began in 1991. In 1992, Sandoz acquired a 60% interest, which it increased in 1995 to 71.6% on a fully diluted basis.

         Dr. Daniel Vasella, CEO of Sandoz Pharma and designated President and Head of the Executive Committee of Novartis - the company to be created from the recently announced merger of Sandoz and Ciba-Geigy, said: "We are committed to strengthening our position in emerging technologies and have full confidence in SyStemix' innovative approach using HSCs. Sandoz' expertise and resources in R&D will help accelerate the development of much-needed treatments to enhance blood-cell recovery in patients with life-threatening diseases such as cancer or AIDS."

         Headquartered in Basel, Switzerland, Sandoz Ltd. is a global research-based pharmaceuticals and nutrition group, with further activities in crop protection, seeds and construction technologies. In 1995, Sandoz Group sales exceeded CHF 15.2 billion. On 7 March 1996, Sandoz and Ciba-Geigy announced plans to merge and form a new company Novartis. The plan was approved by both companies' shareholders on 23 and 24 April, and the merger is still subject to regulatory approvals.


                                            Press Office of the Sandoz Companies


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